FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Moseley, Anita T. (Last) (First) (Middle) 9777 Mt. Pyramid Court (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Evolving Systems, Inc. (EVOL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year April 4, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

  X  Officer (give title below)

      10% Owner

      Other (specify below)

Sr. Vice President and General Counsel, Secretary

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$2.85	4/4/03		A		52,500		(1)	11/4/08	Common Stock	52,500		52,500	D
Employee Stock Option (right to buy)	$2.85	4/4/03		A		25,500		(2)	11/5/08	Common Stock	25,500		25,500	D
Employee Stock Option (right to buy)	$2.85	4/4/03		A		25,000		(3)	10/26/09	Common Stock	25,000		25,000	D
Employee Stock Option (right to buy)	$2.85	4/4/03		A		25,000		(4)	5/24/10	Common Stock	25,000		25,000	D
Employee Stock Option (right to buy)	$2.85	4/4/03		A		19,792		(5)	7/27/10	Common Stock	19,792		19,792	D
Employee Stock Option (right to buy)	$2.85	4/4/03		A		50,000		(6)	1/2/11	Common Stock	50,000		50,000	D
Employee Stock Option (right to buy)	$2.93	4/7/03		A		60,000		(7)	4/6/13	Common Stock	60,000		60,000	D

Explanation of Responses:

(1)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on November 5, 1998.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   100% of the shares will vest on October 4, 2003.

(2)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on November 6, 1998.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   100% of the shares will vest on October 4, 2003.

(3)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on October 27, 1999.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   20,312 shares will vest on October 4, 2003.   The remaining 4,688 shares vest in three quarterly installments beginning October 27, 2003.

(4)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, options granted to the reporting person on May 25, 2000.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   17,187 shares will vest on October 4, 2003.   The remaining 7,813 shares vest in five quarterly installments beginning November 25, 2003.

(5)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, options granted to the reporting person on July 28,2000.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   12,370 of the shares will vest on October 4, 2003.   The remaining 7,422 shares vest in six quarterly installments beginning October 28, 2003.

(6)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, options granted to the reporting person on January 3, 2001.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   28,125 of the shares will vest on October 4, 2003.   The remaining 21,875 shares vest in 7 quarterly installments beginning January 3, 2004.

(7)            100% of the shares vest in sixteen quarterly installments beginning July 7, 2003.

/s/ Anita T. Moseley ** Signature of Reporting Person	4/8/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002